UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39488

Apexigen, Inc.

(Exact name of registrant as specified in its charter)

900 Industrial Road, Suite C

San Carlos, CA 94070

(650) 931-6236

(Address, including, zip code and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One.*

*

On August 23, 2023, pursuant to that certain Agreement and Plan of Merger, dated as of May 23, 2023, by and among Pyxis Oncology, Inc., a Delaware corporation (“Pyxis Oncology”), Apexigen, Inc., a Delaware corporation (“Apexigen”), and Ascent Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Pyxis Oncology (“Merger Sub”), Merger Sub merged with and into Apexigen, with Apexigen surviving as a wholly-owned subsidiary of Pyxis Oncology.

Pursuant to the requirements of the Securities Exchange Act of 1934, Apexigen, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 5, 2023		Apexigen, Inc.

	By:	/s/ Pam Connealy
Pam Connealy Chief Financial Officer and Chief Operating Officer